

September 22, 2014

<u>Via E-mail</u>
Mr. George Paz
Chairman and Chief Executive Officer
Express Scripts Holding Company
One Express Way
St. Louis, MO 63121

      Re: **Express Scripts Holding Company**
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed February 20, 2014
             File No. 001-35490

Dear Mr. Paz:

We have reviewed your August 21, 2014 response to our August 7, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies</u>
<u>Other Accounting Policies, page 40</u>

1. With regard to your response to prior comment one, tell us the first date when you knew the 2012 shortfall was not cured and more fully explain to us why you did not recognize the claim volume shortfall payment as of December 31, 2013. Your response uses customer acceptance in terms of confirming the amount of additional funds owed to you to meet the minimum guaranteed amount for the contract year. Elaborate on how you considered the requirements for revenue recognition you cited (i.e. customer acceptance and inconsequential or perfunctory performance obligations) to support not recognizing the claim volume shortfall payment until the second quarter 2014.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant